DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019, WABCO Holdings Inc. (“WABCO” or the “Company”) had common stock, $0.01 par value per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended, and listed on The New York Stock Exchange under the trading symbol “WBC.”
DESCRIPTION OF COMMON STOCK
General
The following is a summary of all the material provisions of the Company’s common stock. This summary does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, our amended and restated certificate of incorporation, our amended and restated by-laws and applicable provisions of the Delaware General Corporation Law (the “DGCL”). Our amended and restated certificate of incorporation and our amended and restated by-laws, which are filed as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated by-laws and applicable provisions of the DGCL for additional information.
Authorized Capital Stock
WABCO’s authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 4,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Dividends. Subject to prior dividend rights of the holders of any shares of our preferred stock, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board out of funds legally available for that purpose.
Voting Rights. Each outstanding share of our common stock is entitled to one vote per share on each matter to be voted on by the holders of our common stock. The holders of our common stock are not be entitled to cumulative voting of their shares in elections of directors.
Other Rights. In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any shares of our preferred stock, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not entitled to pre-emptive rights.
Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware Law
Election and Removal of Directors. Our amended and restated certificate of incorporation provides that our Board is divided into three classes. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders are elected for a three-year term, one class being elected each year by our stockholders. In addition, a director may only be removed from office for cause by the affirmative vote of holders of a majority of shares of common stock entitled to vote in the election of directors.
Our amended and restated by-laws provide that each director will be elected by the affirmative vote of a plurality of the votes of the shares represented and entitled to vote at a meeting of the stockholders for the election of directors at which a quorum is present, voting together as a single class. If a nominee for director in an uncontested election receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, the director would be required to tender his or her resignation to the Board of Directors. The Nominating and Corporate Governance Committee or other committee that may be designated by the Board of Directors, would then make a recommendation to the Board of Directors on whether to accept or reject the resignation, and the Board of Directors would act on such committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days after the date of the certification of the election results.
Size of Board and Vacancies. Our amended and restated certificate of incorporation and amended and restated by-laws provide that our Board may consist of no less than three and no more than 15 directors and our Board will fix the exact number of directors to comprise our Board. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our Board then in office and any vacancies in our Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.
Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated by-laws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.
Stockholder Meetings. Under our amended and restated certificate of incorporation and amended and restated by-laws, special meetings of our stockholders may only be called by our Chairman or Chief Executive Officer, or pursuant to a resolution adopted by a majority of our entire Board.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated by-laws have advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting is limited to business properly brought before the annual meeting by or at the direction of our Board or a duly authorized committee thereof or by a stockholder of record who has given timely written notice to our secretary of that stockholder’s intention to bring such business before such meeting.
Our amended and restated by-laws govern stockholder nominations of candidates for election as directors except with respect to the rights of holders of our preferred stock. Under our amended and restated by-laws, nominations of persons for election to our Board may be made at an annual meeting by a stockholder of record on the date of giving notice to our secretary and as of the record date for the determination of stockholders entitled to vote at the meeting if the stockholder submits a timely notice of nomination. A notice of a stockholder nomination is timely only if it is delivered to us at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.
The notice of a stockholder nomination must contain specified information, including, without limitation:

•	the name, age, business and, if known, residence addresses of each nominee;

•	the principal occupation or employment of such nominee;

•	the number of shares of stock of the company beneficially owned by each such nominee and the nominating stockholder;

•	the consent of each nominee to serve as a director if so elected; and

•	any other information concerning the nominee that would be required to be included in a proxy statement or other filings pursuant to the proxy rules of the SEC.
Our amended and restated by-laws govern the notification process of all other stockholder proposals to be brought before an annual meeting. Under our amended and restated by-laws, notice of a stockholder proposal is timely only if it is delivered to us at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. The notice of a stockholder proposal must contain specified information as described in out amended and restated by-laws.
If the chairman of the meeting determines that the stockholder nomination or proposal was not properly brought before the meeting in accordance with the provisions of our amended and restated certificate of incorporation or amended and restated by-laws, as the case may be, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as the case may be.
The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation to elect its own slate of directors or approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.
Proxy Access. Our amended and restated by-laws contain a “proxy access” provision. This provision allows eligible stockholders to have their director nominees, together with an optional statement of support from the nominating stockholder, included in our proxy statement whenever the board solicits proxies with respect to the election of directors at an annual meeting of stockholders.

An eligible stockholder is any single stockholder (or group of up to 20 stockholders) holding at least 3% of the outstanding shares of our common stock continuously for at least three years, both as of the date of the notice delivered to the Secretary and the date of the meeting.
To be timely, a notice of the nomination and other required information must be delivered to our Secretary no earlier than 150 days and no later than 120 days before the anniversary of the date that we issued our proxy statement for the previous year’s annual meeting of stockholders.
We are not required to include in our proxy statement more than the greater of (1) two nominees and (2) 20% of the total number of directors in office (rounded down), subject to adjustment in the event of a decrease in the size of the board prior to the meeting.
Forum. Our by-laws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to the Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our governing documents, or (iv) any action asserting a claim governed by the internal affairs doctrine.
Our by-laws also provide that the Company is entitled to equitable relief, including injunction and specific performance, to enforce such provisions regarding forum.
Delaware Anti-takeover Law. We are also governed by Section 203 of the DGCL. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The stockholders cannot authorize the business combination by written consent.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.
In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10.0% or more of the assets of the corporation to or with the interested stockholder; or

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation; or

•
an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.